

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Dennis Secor
Chief Financial Officer
Guess?, Inc.
Strada Regina 44
Bioggio, Switzerland CH-6934

> **Re: Guess?, Inc.**
> **Form 10-K for the Fiscal Year ended January 29, 2022**
> **Filed March 24, 2022**
> **File No. 001-11893**

Dear Mr. Secor:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation